RICHEMONT

Via airmail

Securities and Exchange Commission
Division of Corporate Fina[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

17 November 2006

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the press release in English announcing Richemont's interim results at 30 September 2006. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen
Alan Grieve

Enclosures

cc: Mr Richard L Muglia

COMPAGNIE FINANCIÈRE RICHEMONT SA
50, CHEMIN DE LA CHÊNAIE - 1293 BELLEVUE GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 35 00 TELEFAX +41 (0)22 721 35 50


NOV 24 2006
WASH, D.C.
186
PROCESSING

RICHEMONT

Interim results

Richemont, the Swiss luxury goods group, announces its unaudited results for the six-month period ended 30 September 2006.

in € millions	September 2006	September 2005	
Parent and subsidiaries			
Sales	**2 303**	1 990	+ 16 %
Operating profit	**436**	334	+ 31 %
Net profit	**371**	270	+ 37 %
Share of post-tax profit of associate - British American Tobacco			
Before non-recurring expenses	**313**	278	+ 13 %
Non-recurring expenses	**(39)**	(19)	-
Net profit - share of associate	**274**	259	+ 6 %
Net profit of the Group	**645**	529	+ 22 %
Earnings per unit - diluted basis	**€ 1.141**	€ 0.942	+ 21 %

- Group sales increased by 16 per cent to € 2 303 million. The overall growth reflected strong trading in all regions and double-digit sales increases at almost all of the Group's Maisons.
- Operating profit from Richemont's luxury goods businesses increased by 31 per cent to € 436 million. The significant increase reflected strong sales growth, good margins and a controlled increase in expenses.
- Net profit from the parent and subsidiaries increased by 37 per cent to € 371 million.
- The Group's share of the post-tax profit of its associated company, British American Tobacco, increased by 6 per cent to € 274 million. The Group's share of the underlying post-tax profit from BAT before non-recurring items increased by 13 per cent.
- Group net profit increased by 22 per cent to € 645 million and earnings per unit on a diluted basis increased by 21 per cent to € 1.141.
- Excluding non-recurring gains and charges from the results for both periods, the net profit of the Group increased by 27 per cent from € 537 million to € 684 million.
- Cash generated by operations was € 235 million for the six-month period. In addition, the Group received dividends totalling € 278 million from BAT during the period. Net cash at 30 September 2006, after payment of the ordinary and special dividends of € 613 million, amounted to € 601 million.

Index

Page

This document contains forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside the Group's control. Richemont does not undertake to update, nor does it have any obligation to provide updates of or to revise, any forward-looking statements.

Executive Chairman's commentary

The Group's results for the first half of the year are excellent; all of the Maisons have performed well. These results have been achieved against a background of generally good economic conditions in most of our principal markets.

Richemont's sales increased by 16 per cent and margins have improved, resulting in operating profit increasing by 31 per cent to € 436 million for the six-month period. Turnover has been driven by strong growth in retail sales. Sales of jewellery, a business area where Richemont is very well placed, have increased by 20 per cent. Growth in operating expenses was restricted to 9 per cent, below the rate of increase in sales; costs are being closely monitored.

Operating performance

All of the Maisons have performed well in terms of sales. Losses were more than halved at Alfred Dunhill and Lancel and profitability improved across the other Maisons.

The Jewellery Maisons – Cartier and Van Cleef & Arpels – saw sales increase by 13 per cent, with an excellent performance by Van Cleef & Arpels, albeit from a much smaller base than Cartier. Cartier saw strong demand for its high jewellery lines, in particular, as well as the *Love* jewellery range and new watches such as *La Doña* and the *Pasha Seatimer*.

Sales of the Group's Specialist Watchmakers grew by 14 per cent during the period, with excellent performances reported by Panerai, A. Lange & Söhne and Piaget. Following the marked success of its 250th anniversary in 2005, Vacheron Constantin's sales grew more modestly than its peers during the period, as anticipated.

For the Swiss watch industry as a whole, the growth in sales in recent years has led to a strong increase in demand for high quality mechanical movements. Richemont is working with other industry participants in terms of training programmes for new watchmakers and is expanding the Maisons' manufacturing capacity. However, the growth in demand may lead to future capacity constraints in the industry which could limit growth in certain product areas over the next few years.

The Writing Instrument Maisons saw sales increase by 24 per cent. Montblanc benefited from sales of new products and special editions linked to its centenary year and the Maison's first silver jewellery line for women as well as the further extension of its retail distribution network. Montblanc is now certainly established as a global luxury goods business.

The performance of the Leather and Accessories businesses has been encouraging. At Alfred Dunhill, sales increased by some 11 per cent. The retail distribution network in China, which was acquired at the beginning of the year, has contributed to this growth. Operating losses at the Maison have been significantly reduced during the period under review. Lancel also saw its sales increase and its losses reduced during the period.

After a year of dramatic growth last year, Chloé has once again doubled its sales during the period under review. This achievement can be attributed to the uniqueness of Chloé's designs and the broadening of its product ranges, complemented by further retail store openings.

Reflecting the balanced geographic spread of Richemont's businesses, all regions reported good growth during the period.

The Asia-Pacific region has continued to show the strongest performance with growth of 18 per cent at actual exchange rates. Group sales in China grew by 64 per cent during the period, complementing the good growth seen in more established markets in the region. Sales in Europe increased by 18 per cent, with excellent performances in France and the United Kingdom supported by very strong growth in new markets such as Russia and Eastern Europe. The Americas also performed well, with sales growing by 17 per cent in euro terms at actual exchange rates. In Japan, growth of 14 per cent in local currency terms - driven by particularly good performances from Van Cleef & Arpels, IWC, Panerai and Montblanc - was reduced to 6 per cent at actual exchange rates as a consequence of the progressive weakening of the yen against the euro during the period.

British American Tobacco

Excluding restructuring charges and one off items in both periods, the Group's share of BAT's results increased by 13 per cent in euro terms compared to the first six months of last year and BAT contributed some € 274 million to the Group's net profit for the period. BAT management continue to develop the business and to eliminate costs from its operations.

Over the last six months, our interest of just under 20 per cent in BAT has generated dividends of € 278 million for Richemont and the board of BAT has committed to return a high proportion of profits to shareholders each year.

Outlook for the year

During the first half of the year Richemont has benefited from strong demand in its major markets. The Group has a globally diversified clientele and has demonstrated its capacity to develop quickly in new market areas – for example in China and Russia – at the same time as achieving good growth in established markets.

The high rate of growth seen during the first six months has eased in the month of October, with overall sales growing by 11 per cent at actual exchange rates. Whilst the Asia-Pacific region and the Americas both continued to grow at 17 per cent, sales in Europe grew by 10 per cent. In Japan sales grew by 10 per cent in local currency terms but on translation into euros sales were only marginally above October 2005 figures.

The growth in retail sales seen during the first six months has been maintained indicating continued strong consumer demand.

Whilst it is dangerous to read too much into the results of any one month, the October figures are reasonably encouraging in the run up to the important pre-Christmas trading season. However, the strong performance seen in the second half of last year does mean that the comparative figures are challenging. Within the organisation, we will continue to monitor costs closely, with a view to optimising operating margins and, overall, I remain confident that the Group's performance for the year as a whole will be significantly ahead of last year.

Johann Rupert
Executive Chairman
Geneva, 17 November 2006

Business Review

Overview

in € millions	September 2006	September 2005	
Sales	**2 303**	1 990	+ 16 %
Cost of sales	**(840)**	(715)	
Gross profit	**1 463**	1 275	+ 15 %
Net operating expenses	**(1 027)**	(941)	+ 9 %
Selling and distribution expenses	**(515)**	(466)	+ 11 %
Communication expenses	**(262)**	(235)	+ 11 %
Administration expenses	**(248)**	(238)	+ 4 %
Other expense	**(2)**	(2)	-
Operating profit	**436**	334	+ 31 %

Sales of luxury goods increased by 16 per cent to € 2 303 million, with strong growth throughout the period and in all regions. This performance reflected both the strength of the Group's Maisons, and a generally benign global economic environment.

The gross margin percentage during the period was 63.5 per cent. The gross margin percentage in the prior period was 64.1 per cent, which included the release of certain inventory provisions linked to the introduction of IFRS. The release of these provisions contributed 0.7 percentage points to the comparable gross margin percentage, which also benefited from foreign exchange hedging gains.

Net operating expenses increased by 9 per cent overall, or 8 per cent excluding the € 11 million non-recurring disposal gain relating to Hackett during the comparative period.

The main increases in operating expenses were in selling and distribution expenses and communication costs. The increase in selling and distribution expenses is in line with the increased value of sales and the expansion of the Group's own worldwide retail network. Communication costs increased by 11 per cent but, as a percentage of sales, were marginally lower than the prior period at some 11.4 per cent of sales. Administration expenses increased by 4 per cent but decreased as a percentage of sales.

Net operating expenses included stock option charges amounting to € 16 million (September 2005: € 17 million).

Included in other expense for the comparative period is an accounting gain of € 11 million relating to the disposal of Hackett in June 2005. This gain was offset by other expenses in the period.

Operating profit increased by 31 per cent to € 436 million. Excluding the disposal gain in the comparative period, the underlying rate of increase was 35 per cent. The underlying operating margin increased by 2.7 percentage points to 18.9 per cent for the period under review.

Analysis of sales and operating results by business area

Sales and the operating results of the Group's main areas of activity were as follows:

in € millions	September 2006	September 2005	
Sales			
Jewellery Maisons	**1 170**	1 038	+ 13 %
Specialist Watchmakers	**597**	522	+ 14 %
Writing Instrument Maisons	**257**	208	+ 24 %
Leather and Accessories Maisons	**136**	124	+ 10 %
Other Businesses	**143**	98	+ 46 %
Total sales	**2 303**	1 990	+ 16 %
Operating results			
Jewellery Maisons	**328**	283	+ 16 %
Specialist Watchmakers	**140**	118	+ 19 %
Writing Instrument Maisons	**39**	28	+ 39 %
Leather and Accessories Maisons	**(12)**	(26)	+ 54 %
Other Businesses	**15**	(2)	-
	510	401	+ 27 %
Corporate costs	**(74)**	(67)	+ 10 %
Central support services	**(67)**	(74)	- 9 %
Other (expenses)/income	**(7)**	7	-
Operating profit	**436**	334	+ 31 %

Jewellery Maisons
Sales by the Jewellery Maisons increased by 13 per cent, with double-digit growth reported by both Cartier and Van Cleef & Arpels. These strong performances were supported by new product launches, including Cartier's new *La Doña* watch collection and the expansion of its *Love* jewellery range. Van Cleef & Arpels continued to celebrate its first centenary with unique high jewellery pieces.

For the segment as a whole, operating profit increased by 16 per cent to € 328 million, representing an operating margin of 28 per cent.

Specialist Watchmakers
The Group's seven specialist watchmaking Maisons reported a 14 per cent increase in sales and a 19 per cent increase in operating profit. As a consequence, the operating margin increased to 23 per cent.

The increase in sales was across all regions reflecting the development of new markets and good trading in established markets. The continuing double-digit growth rate is also a reflection of the innovative talents within each of the Maisons and the new models presented at the annual *Salon International de Haute Horlogerie* in Geneva. Panerai's sales growth rate was the highest of the specialist watchmakers, with success across its entire collection; including the *Radiomir GMT 8 days power reserve*. A. Lange & Söhne also performed very well, capitalising on the growing premium watch market with new models including *Datograph Perpetual*. Piaget presented the *Polo Tourbillon Relatif*, a highly technical model. Jaeger-LeCoultre's new *Squadra* marks the 75th anniversary of the iconic *Reverso* watch and is contributing to the Maison's growing client base. Other successful collections during the period included IWC's redesigned *Pilot's watch* and Baume & Mercier's *Classima Executive* range of timepieces. Vacheron Constantin's sales in the comparative period last year benefited significantly from the Maison's 250th anniversary products. Despite that boost to sales, Vacheron Constantin's sales for the first six months of the current year were above those of the comparative period.

Writing Instrument Maisons
The substantial increase in sales within Richemont's writing instrument Maisons included the impact of Montblanc's 100th anniversary products, the launch of its ladies' jewellery collection and the successful expansion of the retail network, including the takeover of 45 points of sale in China towards the end of the previous financial year. Despite the higher operating costs associated with such retail activities, operating

profit increased by 39 per cent and the Maisons' operating margin increased to 15 per cent.

Leather and Accessories Maisons
Sales at Alfred Dunhill increased by 11 per cent, stemming from the takeover of certain retail points of sale in China at the start of the current financial year. In terms of products, the Maison's sales growth was strongest in leather goods, which now account for some 40 per cent of Alfred Dunhill's global sales. The Maison's operating losses were half those reported in the comparative period at € 10 million.

Sales at Lancel increased by 10 per cent, largely due to successful launches in European markets. The Maison's losses were significantly reduced, in line with expectations.

Other businesses
The high growth rate reflects Chloé's success in women's fashion and leather goods, as well as that Maison's growing retail network. Sales at Chloé doubled in the six-month period.

Excluding the sales of Hackett and Old England, both businesses having been sold during the past 18 months, sales of the Group's other businesses, including Chloé, would have increased by 63 per cent.

Corporate costs
Corporate costs principally represent the costs of central management, marketing support and other central functions, as well as other expenses and income which are not allocated to specific business areas.

Overall, corporate costs increased by 10 per cent to € 74 million. However, the prior year's comparative figure included gains of € 20 million in respect of the disposal of Hackett and foreign exchange hedging. Excluding these items, costs declined by 9 per cent, mainly due to cost control and timing issues. Other income and expenses moved from income of € 7 million in the comparative period to a charge of € 7 million in the period under review, largely due to the non-recurrence of the gains referred to above.

Operating profit
Operating profit for the period increased by 31 per cent to € 436 million. The improvement in trading has resulted in a 2.1 percentage point improvement in the operating profit margin from 16.8 per cent to 18.9 per cent. Excluding the gain on the disposal of Hackett, the underlying operating margin in the comparative period would have been 16.2 per cent, implying a 2.7 percentage point increase in the current period.

Sales by region

in € millions	September 2006	September 2005	Movement at: Constant exchange rates	Actual exchange rates
Europe	**975**	827	+ 18 %	+ 18 %
Japan	**351**	331	+ 14 %	+ 6 %
Asia-Pacific	**499**	422	+ 20 %	+ 18 %
Americas	**478**	410	+ 19 %	+ 17 %
	2 303	1 990	+ 18 %	+ 16 %

Europe
Sales in European markets, which accounted for 42 per cent of sales, increased by 18 per cent. France is the largest single market in the region, with sales of € 230 million during the period, reflecting growth of 20 per cent. Sales growth in the UK was also very strong.

Japan
In Japan, the 14 per cent increase in yen terms was largely offset by movements in the yen-euro exchange rate, leading to a reported increase for the period of just 6 per cent at actual exchange rates.

Asia-Pacific
Demand remained strong in the Asia-Pacific region, with combined sales in the important markets of Hong Kong and mainland China up by 25 per cent to € 276 million. This strong performance partly reflects the Group's continuing investment in the Chinese market, including the development of its own retail network. The expansion of the retail network in China contributed some € 21 million to sales growth.

Americas
The continuing strength of consumer confidence in the United States during the period contributed to double-digit sales growth for many of the Group's Maisons. Sales in the United States amounted to € 377 million during the period, an increase of 19 per cent.

Sales by distribution channel

in € millions	September 2006	September 2005	
Retail	**904**	757	+ 19 %
Wholesale	**1 399**	1 233	+ 13 %
	2 303	1 990	+ 16 %

Retail
Retail sales showed good growth over the period, increasing by 19 per cent to € 904 million. The total retail network increased by 28 in the six-month period to 1,103 boutiques. Included within the net increase were 55 internal stores either opened by or transferred to the Group, and 27 external boutiques were either closed by partners or transferred to the Group. The majority of these transfers related to Alfred Dunhill's takeover of retail activities in China. Sales in the period also included the positive impact of some 50 Montblanc boutiques acquired in the final quarter of the previous financial year.

At the end of September, the Group's Maisons owned 665 boutiques, with a further 438 points of sale being operated by franchise partners.

Wholesale
Wholesale sales remained strong throughout the first six months and all regions reported double-digit growth before currency effects.

Summary income statement and results of associate

in € millions	September 2006	September 2005
Operating profit	**436**	334
Finance costs	**9**	-
	445	334
Share of post-tax results of associated undertaking	**274**	259
Before non-recurring expenses	**313**	278
Share of non-recurring expenses	**(39)**	(19)
Profit before taxation	**719**	593
Taxation	**(74)**	(64)
Net profit	**645**	529

Net financial income amounted of € 9 million in the period under review. Interest income on deposits was largely offset by interest on borrowings.

Excluding its share of the results of its investment in British American Tobacco, the Group's effective taxation rate was 16.6 per cent, reflecting the anticipated full year rate. The reduction in the effective taxation rate compared to the prior period was largely due to the recognition of specific deferred tax assets.

Associated company – British American Tobacco ('BAT')

For the six-month period ended 30 September 2006, the Group's share of the results of BAT increased to € 274 million. Excluding non-recurring items from the Group's share of the results of its associates, attributable profit increased by 13 per cent. Non-recurring items include restructuring costs, impairment charges, and asset disposal gains and losses.

The results in the period reflected an 18.8 per cent interest in BAT's results for the three months to June 2006 and an 18.9 per cent interest for the three months to September 2006. The results for the prior period reflected an 18.4 per cent interest in BAT's results for the three months to June 2005 and an 18.5 per cent interest for the three months to September 2005. The increase in the Group's interest reflects the impact of BAT's own share buy-back programme. Richemont does not participate in the buy-back programme.

As a U.K.-based company, BAT reports in sterling. The average sterling-euro exchange rate during the period was in line with the average rate in the comparative six-month period. Accordingly, the exchange rate impact on the Group's share of BAT's sterling-denominated results was minimal.

In cash flow terms, during the six months under review, Richemont received dividends totalling € 278 million (2005: € 247 million) from BAT.

BAT has a 31 December year-end but reports to its shareholders on a quarterly basis. The following commentary is condensed from BAT's financial report for the nine months ended 30 September 2006.

BAT's reported profit from operations was 2 per cent higher at £ 1 944 million. However, profits from operations would have been 8 per cent higher, or 6 per cent at comparable rates of exchange, if exceptional items and the impact arising from the change in terms of trade following the sale of Etinera, an Italian distribution business, were excluded, with all regions except Europe contributing to this good growth. This like-for-like information provides a better understanding of the subsidiaries' trading results.

Tobacco product volumes from BAT's subsidiaries increased by 1 per cent to 509 billion on both a reported and a like-for-like basis. BAT's reported revenue for the nine months ended 30 September rose by 5 per cent to £ 7 251 million. On a like-for-like basis, revenue increased by 6 per cent or 4 per cent at comparable rates of exchange. This volume and revenue growth was achieved across a broad spread of markets. The four global drive brands achieved impressive overall volume growth of 16 per cent on a like-for-like basis. Kent volumes grew by 16 per cent and Dunhill rose by 5 per cent, but Lucky Strike volumes declined by 4 per cent, mainly as a result of lower industry volumes in Germany and Japan. There were good share growth performances in a number of key markets. Pall Mall continued its exceptional growth, with an increase of 37 per cent.

In Europe, profit at £ 594 million was £ 22 million lower than last year as a result of very competitive trading conditions in a number of markets and the inclusion in the comparative period of a one-off benefit, resulting from the change in terms of trading following the sale of Etinera. Excluding this benefit, profit decreased by £ 8 million, with strong growth from Russia, Italy and France, more than offset by declines in Germany, Spain, Poland and Ukraine. Regional volumes on a like-for-like basis were 1 per cent higher at 184 billion, with growth in Russia, Spain and Hungary partly offset by declines in Italy, Germany and Ukraine.

In Asia-Pacific, regional profit rose by £ 48 million to £ 466 million, mainly attributable to strong performances in Australia, Malaysia, South Korea and New Zealand. Volumes at 106 billion were 3 per cent higher as strong increases in Pakistan, Bangladesh, South Korea and Vietnam were partially offset by declines in Malaysia and Indonesia.

Profit in Latin America increased by £ 69 million to £ 447 million due to good performances across the region coupled with strong local currencies. Volumes also grew in many of the markets contributing to an overall increase of 3 per cent to 113 billion.

Profit in the Africa and Middle East region grew by £ 54 million to £ 362 million, mainly driven by South Africa, Nigeria and Iran, as well as reduced losses in Turkey. Volumes declined by 2 per cent to 74 billion, as a result of Turkey, the Levant and supply chain problems in West Africa and the Caucasus, partly offset by increases in Iran, Egypt and the Gulf.

The profit from the America-Pacific region increased by £ 5 million to £ 332 million, with a strong performance in Japan offsetting the lower profit contribution from Canada. Volumes were down 1 per cent to 33 billion as higher volumes from Japan were more than offset by the decline in Canada.

BAT's share of the post-tax results of its own associates' increased by £ 71 million to £ 348 million. Excluding exceptional items, BAT's share of the post-tax results of its associates increased by £ 58 million to £ 331 million. The contribution from Reynolds American, excluding the benefit from the favourable resolution of tax matters in 2006 and restructuring costs in 2005, was £ 42 million higher mainly due to improved pricing, cost reductions, the timing of promotional spending and the impact of the stronger US dollar. Reynolds American acquired Conwood, the second largest manufacturer of smokeless tobacco products in the U.S., for US$ 3.5 billion on 31 May 2006. Reynolds American reported that on a proforma basis, as if it had been owned since the beginning of 2005, Conwood delivered strong gains in volume, share and operating income for the nine months to 30 September 2006.

In the nine months to September 2006 BAT's adjusted earnings per share rose by 13 per cent compared to the prior year as the higher net finance costs and minority interests were more than offset by the improvement in profit from operations, the share of associates' post-tax results, a lower tax rate and the benefit from the share buy-back programme.

Further information in respect of British American Tobacco can be obtained from that company's website: www.bat.com.

Analysis of net profit

in € millions	September 2006	September 2005
Parent and subsidiaries		
Net profit before non-recurring (expenses) / income	371	259
Gain from sale of subsidiary undertaking	-	11
Net profit from parent and subsidiaries	371	270
Share of post-tax profit of associate - British American Tobacco		
Net profit before non-recurring expenses	313	278
Non-recurring expenses	(39)	(19)
Net profit - share of associate	274	259
Net profit of the Group	645	529
Analysed as follows:		
Parent, subsidiaries and share of associate before non-recurring items	684	537
Non-recurring expenses	(39)	(8)
Net profit of the Group	645	529
Earnings per unit excluding non-recurring expenses		
Basic	€ 1.229	€ 0.973
Diluted basis	€ 1.210	€ 0.956

In the prior period, the € 11 million gain from the sale of a subsidiary undertaking, included in net profit from the parent and its subsidiaries, related to the disposal of Hackett, a UK-based menswear and accessories brand.

The non-recurring items included in the Group's share of the results of its associate, British American Tobacco, amounted to a net charge of € 39 million in the period under review (2005: € 19 million). Non-recurring items include restructuring costs, impairment charges, and asset disposal gains and losses.

Excluding all such non-recurring items from both periods, net profit in the six months to 30 September 2006 would have been € 684 million compared to € 537 million in the prior period, representing an increase of 27 per cent. On the same basis, diluted earnings per unit would have increased by 27 per cent from € 0.956 to € 1.210.

Cash flow

in € millions	September 2006	September 2005
Operating profit	**436**	334
Depreciation and other non-cash items	**97**	82
Earnings before interest, tax and depreciation	**533**	416
Increase in working capital	**(298)**	(241)
Cash generated from operations	**235**	175
Dividends received from associate	**278**	247
Returns on investments and servicing of finance	**16**	9
Taxation paid	**(97)**	(39)
Net acquisitions of fixed assets	**(72)**	(95)
Other investing activities, net	**(71)**	(4)
Net cash inflow before financing activities	**289**	293
Dividends paid to unitholders	**(613)**	(553)
Normal dividend	**(335)**	(276)
Special dividend	**(278)**	(277)
Increase / (decrease) in borrowings	**35**	(67)
Proceeds from sale of treasury units, net	**12**	52
Other financing activities	**(2)**	(1)
Decrease in cash, cash equivalents and short-term borrowings	**(279)**	(276)
Cash and cash equivalents at the beginning of period	**1 416**	1 183
Exchange rate effects	**12**	(4)
Cash and cash equivalents at the end of period	**1 149**	903
Borrowings	**(548)**	(519)
Net cash	**601**	384

The Group's net cash position decreased from € 884 million at 31 March 2006 to € 601 million at 30 September 2006. The decrease largely reflected the payment of both the normal and special dividends.

The cash generated from operations totalled € 235 million for the period, the increase in operating profit being partially offset by increases in inventories and debtors. The increase in debtors partly reflected the significant increase in wholesale sales during the period.

The increase in the taxation payments compared to the prior period reflects the timing of certain payments.

Dividends received from British American Tobacco comprise the final dividend in respect of its financial year ended 31 December 2005, received in May 2006 and the interim dividend for the 2006 financial year, received in September 2006.

The dividend paid in the current period represents the dividends paid by Compagnie Financière Richemont SA and Richemont SA, Luxembourg for the year ended 31 March 2006. These payments amounted to € 613 million, or € 1.10 per unit, including a special dividend of € 0.50 per unit. The unit dividend was paid on 18 September 2006.

Treasury units were sold in connection with the exercise of stock options by executives, resulting in a net cash inflow of € 24 million. In order to hedge executive stock option grants in June 2006, the Group purchased call options for a consideration of € 12 million. The cost of these call options partly offset the gross proceeds from the exercise of stock options, leading to net proceeds from the sale of treasury units of € 12 million.

Summarised balance sheet

in € millions	30 September 2006	31 March 2006
Non-current assets		
Fixed assets	820	809
Investment in associated undertakings	3 352	3 347
Other non-current assets	515	450
	4 687	4 606
Net current assets	1 794	1 476
Net operating assets	6 481	6 082
Net cash	601	884
Cash and cash equivalents	1 149	1 416
Borrowings	(548)	(532)
Other non-current liabilities	(191)	(185)
	6 891	6 781
Equity		
Unitholders' equity	6 880	6 773
Minority interests	11	8
	6 891	6 781

At 30 September 2006, the Group's interest in BAT ordinary shares amounted to 18.9 per cent and BAT's market capitalisation, based on 2 068 million ordinary shares in issue, amounted to € 44 044 million (£ 29 862 million) The fair value of the Group's investment in BAT therefore amounted to € 8 307 million. Details of movements in the Group's effective interest in BAT ordinary shares during the period are given in the notes to the consolidated interim financial statements.

Net current assets increased by € 318 million compared to March 2006. Despite an improvement in the inventory rotation rate, the value of inventories increased by 6 per cent to € 1 725 million. The planned increase partly reflects the purchase of gemstones in anticipation of trading later in the year and the timing of product launches. Trade debtors increased during the six months, reflecting both the seasonality of wholesale sales and the double-digit growth in wholesale sales reported during the period under review.

Other non-current assets included € 29 million in deferred taxation assets recognised for the first time during the period under review.

At 30 September 2006, net cash amounted to € 601 million. Cash balances were primarily denominated in euros, whereas borrowings were spread across the principal currencies of the countries in which the Group has significant operations, namely, euros, yen, dollars, Hong Kong dollars and Swiss francs. Borrowings reflect the financing of net operating assets in the countries concerned.

Norbert Platt
Chief Executive Officer

Richard Lepeu
Group Finance Director

Compagnie Financière Richemont SA
Geneva, 17 November 2006

Unaudited consolidated interim financial statements at 30 September 2006

Consolidated balance sheet

ASSETS	Note	30 September 2006 €m	31 March 2006 €m
Non-current assets			
Property, plant and equipment		734	742
Intangible assets		86	67
Investment in associated undertakings	5	3 352	3 347
Deferred income tax assets		279	261
Financial assets held at fair value through profit or loss		78	25
Other non-current assets		158	164
		4 687	4 606
Current assets			
Inventories		1 725	1 623
Trade and other receivables		821	602
Derivative financial instruments		12	7
Prepayments and accrued income		124	127
Cash at bank and in hand		1 433	1 628
		4 115	3 987
Total assets		8 802	8 593
EQUITY AND LIABILITIES			
Equity			
Share capital		334	334
Participation reserve		645	645
Treasury units		(366)	(408)
Hedge and unit option reserves		128	72
Cumulative translation adjustment reserve		139	38
Retained earnings		6 000	6 092
Total Unitholders' equity		6 880	6 773
Minority interest		11	8
Total equity		6 891	6 781
LIABILITIES			
Non-current liabilities			
Borrowings		135	158
Deferred income tax liabilities		35	33
Retirement benefit obligations		103	101
Provisions		53	51
		326	343
Current liabilities			
Trade and other payables		410	404
Current income tax liabilities		169	202
Borrowings		46	50
Derivative financial instruments		5	11
Provisions		86	85
Accruals and deferred income		218	181
Short-term loans		367	324
Bank overdrafts		284	212
		1 585	1 469
Total liabilities		1 911	1 812
Total equity and liabilities		8 802	8 593

The notes on pages 19 to 27 are an integral part of these consolidated interim financial statements.

Consolidated income statement

	Notes	Six months to 30 September 2006 €m	Six months to 30 September 2005 €m
Sales	4	2 303	1 990
Cost of sales		(840)	(715)
Gross profit		1 463	1 275
Selling and distribution expenses		(515)	(466)
Communication expenses		(262)	(235)
Administrative expenses		(248)	(238)
Other operating expenses	6	(2)	(2)
After:			
Net gain from sale of subsidiary undertaking	6	-	11
Operating profit		436	334
Finance income	7	9	-
Share of post-tax profit of associated undertakings	5	274	259
After:			
Share of other expense of associated undertakings	5	(39)	(19)
Profit before taxation		719	593
Taxation	9	(74)	(64)
Net profit		645	529
Attributable to:			
Unitholders		645	529
Minority interest		-	-
		645	529
Earnings per unit for profit attributable to Unitholders during the period (expressed in € per unit)			
- basic	8	1.159	0.959
- diluted	8	1.141	0.942

The notes on pages 19 to 27 are an integral part of these consolidated interim financial statements.

Consolidated statement of changes in equity

		Equity attributable to Unitholders						Minority interest	Total equity
		Unitholders capital	Treasury units	Hedge and unit option reserves	Cumulative translation adjustment reserve	Retained earnings	Total		
	Note	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Balance at 1 April 2005		**979**	**(560)**	**64**	**24**	**5 768**	**6 275**	**6**	**6 281**
Currency translation adjustments		-	-	-	20	-	20	-	20
Cash flow hedges:									
- net losses		-	-	(26)	-	-	(26)	-	(26)
- recycle to income statement		-	-	(8)	-	-	(8)	-	(8)
Net share of expense of associated undertakings recognised directly in equity		-	-	-	-	68	68	-	68
Net income / (expense) recognised directly in equity		-	-	(34)	20	68	54	-	54
Net profit		-	-	-	-	529	529	-	529
Total recognised income / (expense)		-	-	(34)	20	597	583	-	583
Net share of transactions of associated undertakings with their equity holders		-	-	-	-	(84)	(84)	-	(84)
Net changes in treasury units		-	89	-	-	(37)	52	-	52
Employee unit option scheme		-	-	17	-	-	17	-	17
Dividends paid		-	-	-	-	(553)	(553)	-	(553)
Balance at 30 September 2005		**979**	**(471)**	**47**	**44**	**5 691**	**6 290**	**6**	**6 296**
Balance at 1 April 2006		**979**	**(408)**	**72**	**38**	**6 092**	**6 773**	**8**	**6 781**
Currency translation adjustments		-	-	-	101	-	101	-	101
Cash flow hedges:									
- net gains		-	-	14	-	-	14	-	14
- recycle to income statement		-	-	4	-	-	4	-	4
Net share of expense of associated undertakings recognised directly in equity		-	-	-	-	(24)	(24)	-	(24)
Deferred taxation on unit option scheme	9	-	-	22	-	-	22	-	22
Net income / (expense) recognised directly in equity		-	-	40	101	(24)	117	-	95
Net profit		-	-	-	-	645	645	-	645
Total recognised income		-	-	40	101	621	762	-	740
Net share of transactions of associated undertakings with their equity holders		-	-	-	-	(70)	(70)		(70)
Acquisition of minority interest		-	-	-	-	-	-	3	3
Net changes in treasury units		-	42	-	-	(30)	12	-	12
Employee unit option scheme		-	-	16	-	-	16	-	16
Dividends paid		-	-	-	-	(613)	(613)	-	(613)
Balance at 30 September 2006		**979**	**(366)**	**128**	**139**	**6 000**	**6 880**	**11**	**6 891**

The notes on pages 19 to 27 are an integral part of these consolidated interim financial statements.

Consolidated cash flow statement

	Notes	Six months to 30 September 2006 €m	Six months to 30 September 2005 €m
Cash flows from operating activities			
Cash flow generated from operations	10	235	175
Interest income		29	18
Interest paid		(13)	(9)
Dividends from associated undertaking		278	247
Taxation paid		(97)	(39)
Net cash generated from operating activities		432	392
Cash flows from investing activities			
Acquisition of subsidiary undertakings, net of cash acquired		(12)	(4)
Proceeds from disposal of subsidiary undertakings	6	-	15
Acquisition of associated undertakings		(10)	-
Acquisition of property, plant and equipment		(61)	(97)
Proceeds from disposal of property, plant and equipment		4	3
Acquisition of intangible assets		(17)	(1)
Proceeds from disposal of intangible assets		2	-
Acquisition of non-current financial assets held at fair value through profit or loss		(53)	(9)
Acquisition of other non-current assets		(5)	(17)
Proceeds from disposal of other non-current assets		9	11
Net cash used in investing activities		(143)	(99)
Cash flows from financing activities			
Net repayment of borrowings		35	(67)
Dividends paid		(613)	(553)
Payment for treasury units		(12)	-
Proceeds from sale of treasury units		24	52
Capital element of finance lease payments		(2)	(1)
Net cash used in financing activities		(568)	(569)
Net decrease in cash and cash equivalents		(279)	(276)
Cash and cash equivalents at beginning of period		1 416	1 183
Exchange gains/(losses) on cash and cash equivalents		12	(4)
Cash and cash equivalents at end of period		1 149	903

The notes on pages 19 to 27 are an integral part of these consolidated interim financial statements.

Notes to the consolidated interim financial statements
30 September 2006

1. General Information

Compagnie Financière Richemont SA ('the Company') and its subsidiaries (together 'Richemont' or 'the Group') is one of the world's leading luxury goods groups. The Group's luxury goods interests encompass many of the most prestigious names in the industry including Cartier, Van Cleef & Arpels, Piaget, Vacheron Constantin, Jaeger-LeCoultre, IWC, A. Lange & Söhne, Officine Panerai, Baume & Mercier, Alfred Dunhill, Montblanc, Chloé and Lancel. In addition to its luxury goods businesses, the Group holds a significant investment in British American Tobacco ('BAT') – one of the world's leading tobacco groups.

The Company is registered in Bellevue, Switzerland. Shares of the Company are indivisibly twinned with participation certificates issued by its wholly-owned subsidiary, Richemont SA, Luxembourg to form Richemont units. Richemont units are listed on the Swiss Stock Exchange and traded on the virt-x market and are included in the Swiss Market Index ('SMI') of leading stocks. Depository receipts in respect of Richemont units are traded on the JSE Limited (the Johannesburg Stock Exchange).

2. Basis of preparation

This interim financial information for the half year ended 30 September 2006 has been prepared in accordance with IAS 34, '*Interim financial reporting*'. The interim financial report should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2006.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

3. Accounting policies

The accounting policies adopted are consistent with those described in the annual consolidated financial statements for the year ended 31 March 2006. There are no new standards, amendments to standards or interpretations which are mandatory for the financial year ending 31 March 2007 that will have a material effect on the Group's consolidated net income and financial position. Additional disclosures relating to International Accounting Standard 19 *Employee Benefits (Revised)* will be presented in the annual consolidated financial statements.

4. Segment information

A business segment is a group of assets and operations engaged in providing products that are subject to risks and returns that are different from those of other business segments. The Group has opted to use business segments as the primary segments.

A geographical segment is engaged in providing products within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments. The Group uses geographical segments as the secondary segments.

(a) Primary reporting format – business segments

For the purposes of clarity and comparability of external reporting, the Group combines internal management units with similar risk and reward profiles into business operating segments, which are constituted as follows:

- Jewellery Maisons - brands whose heritage is in the design, manufacture and distribution of jewellery products; these comprise Cartier and Van Cleef & Arpels.
- Specialist Watchmakers – brands whose primary activity includes the design, manufacture and distribution of precision timepieces. The Group's specialist watchmakers comprise Jaeger-LeCoultre, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne, Piaget and Officine Panerai.
- Writing Instrument Maisons - brands whose primary activity includes the design, manufacture and distribution of writing instruments. These are Montblanc and Montegrappa.
- Leather and Accessories Maisons – brands whose activities include the design and distribution of primarily leather goods and other accessories, being Alfred Dunhill and Lancel.

Other Group operations mainly comprise Chloé, royalty income and other businesses. None of these constitutes a separately reportable segment.

Amounts included within the Corporate costs category represent the Group's corporate operations which cannot meaningfully be attributed to the segments.

The entire product range of a particular Maison, which may include watches, writing instruments, jewellery and leather goods, is reflected in the sales and operating result for that segment.

Segment assets consist primarily of property, plant and equipment, inventories, trade and other debtors and non-current assets. Segment liabilities comprise operating liabilities, including provisions, but excluding bank overdrafts, short and long-term loans.

Inter segment transactions are recorded at prices that reflect the risks and rewards transferred and are entered into under normal commercial terms and conditions.

The segment results for the six months ended 30 September are as follows.

Sales:	Sales 2006 €m	Sales 2005 €m	Inter segment sales 2006 €m	Inter segment sales 2005 €m	Total segment sales 2006 €m	Total segment sales 2005 €m
Jewellery Maisons	1 170	1 038	-	4	1 170	1 042
Specialist Watchmakers	597	522	3	4	600	526
Writing Instrument Maisons	257	208	2	2	259	210
Leather and Accessories Maisons	136	124	-	-	136	124
Other Businesses	143	98	45	66	188	164
	2 303	1 990	50	76	2 353	2 066

Segment result:	Segment result 2006 €m	Segment result 2005 €m
Jewellery Maisons	328	283
Specialist Watchmakers	140	118
Writing Instrument Maisons	39	28
Leather and Accessories Maisons	(12)	(26)
Other Businesses	15	(2)
Corporate costs	(74)	(67)
Operating profit	436	334
Finance costs	9	-
Operating profit before share of results of associated undertakings	445	334
Share of post-tax profit of associated undertakings	274	259
Profit before taxation	719	593
Taxation	(74)	(64)
Net Profit	645	529

The net segment assets at 30 September are as follows.

	Segment assets		Segment liabilities		Net segment assets	
	2006	2005	2006	2005	2006	2005
Net segment assets:	€m	€m	€m	€m	€m	€m
Jewellery Maisons	1 729	1 605	(272)	(211)	1 457	1 394
Specialist Watchmakers	868	808	(134)	(83)	734	725
Writing Instrument Maisons	353	314	(72)	(66)	281	248
Leather and Accessories Maisons	159	164	(50)	(49)	109	115
Other Businesses	184	127	(77)	(60)	107	67
Corporate costs	445	422	(167)	(249)	278	173
	3 738	3 440	(772)	(718)	2 966	2 722
Investments in associated undertakings					3 352	3 240
Cash and cash equivalents					1 149	903
Short-term loans and borrowings					(548)	(519)
Retirement benefit obligations					(103)	(101)
Deferred and current income tax, net					75	51
Net assets					6 891	6 296

Other segmental information for the six months to 30 September

Items related to property, plant and equipment and intangible assets:	Capital expenditure		Depreciation/ amortisation charge	
	2006	2005	2006	2005
	€m	€m	€m	€m
Jewellery Maisons	27	38	25	23
Specialist Watchmakers	16	13	12	11
Writing Instrument Maisons	7	7	10	9
Leather and Accessories Maisons	3	5	5	3
Other Businesses	8	6	4	3
Corporate costs	16	29	11	14
	77	98	67	63

	Unit option costs	
	2006	2005
Other non-cash items:	€m	€m
Jewellery Maisons	3	3
Specialist Watchmakers	2	2
Writing Instrument Maisons	1	1
Leather and Accessories Maisons	-	1
Other Businesses	-	-
Corporate costs	10	10
	16	17

(b) *Secondary reporting format – geographical segments*

Sales, segment assets and capital expenditure in the three main geographical areas where the Group's business segments operate are as follows for the six months ended 30 September:

	Sales		Segment assets		Capital expenditure	
	2006	2005	2006	2005	2006	2005
	€m	€m	€m	€m	€m	€m
Europe	975	827	2 500	2 335	53	66
France	230	192	489	429	8	17
Switzerland	101	94	1 262	1 228	33	37
Germany, Italy and Spain	310	270	459	433	7	6
Other Europe	334	271	290	245	5	6
Asia	850	753	750	648	16	20
Hong Kong/China	276	221	303	163	7	3
Japan	351	331	308	332	5	8
Other Asia	223	201	139	153	4	9
Americas	478	410	488	457	8	12
USA	377	317	415	374	7	11
Other Americas	101	93	73	83	1	1
	2 303	1 990	3 738	3 440	77	98

Sales are allocated based on the location of the customer. Segment assets and capital expenditure are allocated based on where the assets are located.

5. Investment in associated undertakings

	BAT €m	Other €m	Total €m
At 1 April 2005	**3 218**	**-**	**3 218**
Exchange differences	26	-	26
Share of net profit after minority interests	259	-	259
Dividends received	(247)	-	(247)
Other equity movements	(16)	-	(16)
At 30 September 2005	**3 240**	**-**	**3 240**
At 1 April 2006	**3 343**	**4**	**3 347**
Exchange differences	94	-	94
Acquisition of associated undertakings	-	10	10
Share of net profit after minority interests	274	-	274
Dividends received	(278)	-	(278)
Other equity movements	(95)	-	(95)
At 30 September 2006	**3 338**	**14**	**3 352**

Investment in associated undertakings at 30 September 2006 includes goodwill of € 2 592 million (September 2005: € 2 568 million).

The summarised financial information in respect of the Group's share of results, assets and liabilities of its principal associated undertaking, BAT, is as follows:

	Six months to 30 September 2006 €m	Six months to 30 September 2005 €m
Operating profit	405	378
Share of post-tax profit of BAT's associated undertakings	62	50
Share of other expense	(39)	(19)
Finance costs	(39)	(29)
Profit before taxation	389	380
Taxation	(93)	(103)
Net profit	296	277
Minority interest	(22)	(18)
Share of post-tax profit	274	259

Richemont accounts for its effective interest in BAT under the equity method. Changes in the Group's percentage holding of BAT during the period reflect the share buy back programme carried out by BAT. The following table indicates the percentages applied to BAT's profits:

For the six months ended 30 September 2006:

	%
1 April 2006 to 30 June 2006	18.8
1 July 2006 to 30 September 2006	18.9

For the six months ended 30 September 2005:

	%
1 April 2005 to 30 June 2005	18.4
1 July 2005 to 30 September 2005	18.5

6. Other operating expenses

Included in other operating expenses are royalties received of € 5 million (2005: € 7 million). In the prior period a gain of € 11 million arose from the sale of Hackett Limited for a consideration of € 15 million.

7. Finance income

	Six months to 30 September 2006 €m	Six months to 30 September 2005 €m
Interest expense:		
- bank borrowings	(15)	(10)
- other financial expenses	(3)	-
Interest income:		
- other	30	16
Fair value gains on financial instruments	2	-
Foreign exchange gains/(losses):		
- on monetary items	(4)	14
- on hedged derivatives	(6)	(7)
- on other derivatives	5	(13)
	9	-

Foreign exchange losses of € 4 million (2005: gains € 8 million) were reflected in cost of sales during the period.

8. Earnings per unit

8.1. Basic

Basic earnings per unit is calculated by dividing the profit attributable to Unitholders by the weighted average number of units in issue during the period, excluding units purchased by the Group and held in treasury.

	Six months to 30 September 2006	Six months to 30 September 2005
Profit attributable to unitholders (€ millions)	645	529
Weighted average number of units in issue (millions)	556.5	551.8
Basic earnings per unit (€ per unit)	1.159	0.959

8.2. Diluted

Diluted earnings per unit is calculated adjusting the weighted average number of units outstanding to assume conversion of all dilutive potential units. The Group has only one category of dilutive potential units: unit options issued to employees.

The calculation is performed for the unit options to determine the number of units that could have been acquired at fair value (determined as the average annual market unit price of the Company's units) based on the monetary value of the subscription rights attached to outstanding unit options. The number of units calculated as above is compared with the number of units that would have been issued assuming the exercise of the unit options.

	Six months to 30 September 2006	Six months to 30 September 2005
Profit attributable to unitholders (€ millions)	645	529
Weighted average number of units in issue (millions)	556.5	551.8
Adjustment for unit options (millions)	8.6	9.8
Weighted average number of units for diluted earnings per unit (millions)	565.1	561.6
Diluted earnings per unit (€ per unit)	1.141	0.942

9. Taxation

The average effective tax rate is calculated in respect of profit before taxation but excluding the share of post-tax profit of associated undertakings. The rates for the periods ended 30 September 2006 and 2005 were 16.6 per cent and 19.2 per cent respectively.

For the current and future years the Group has implemented procedures to increase further the tax effects of the costs of share-based payments. This together with other one-time benefits has significantly contributed to the decrease in the effective tax rate in the period. IFRS restricts the tax benefit from share-based payments that can be recognised through the profit and loss, accordingly an amount of € 22 million is recognised directly in equity.

10. Cash flow generated from operations

	Six months to 30 September 2006 €m	Six months to 30 September 2005 €m
Operating profit	436	334
Depreciation of property, plant and equipment	57	57
Amortisation of intangible assets	10	6
Profit on disposal of property, plant and equipment	(2)	(1)
Increase in provisions	5	8
Increase in retirement benefit obligations	2	4
Movement in provision for non-current asset	-	2
Non-cash items	25	6
Increase in inventories	(116)	(120)
Increase in trade debtors	(210)	(157)
Increase in other receivables, prepayments and accrued income	(24)	(12)
Increase in current liabilities	52	48
Cash flow generated from operations	235	175

11. Related party transactions

Compagnie Financière Rupert, Geneva holds 52.2 million 'B' registered shares, each comprising 10 'B' registered shares in Compagnie Financière Richemont SA indivisibly twinned with a 'B' registered participation certificate issued by Richemont SA Luxembourg. Compagnie Financière Rupert therefore has an interest in 50 per cent of the voting rights in Compagnie Financière Richemont SA. In addition, Compagnie Financière Rupert has advised that parties related to it held a total of 160 694 Richemont 'A' bearer units, or the equivalent thereof in the form of Depository Receipts, as at 31 March 2006, representing 0.02 per cent of the voting rights of the Company.

The Group has a number of transactions and relationships with related parties, as defined by IAS 24 *Related Party Disclosures*, all of which are undertaken in the normal course of business.

Besides the Directors of the Boards of both Compagnie Financière Richemont SA and Richemont SA, the Group has identified the following other related parties:

- Richemont's associated undertakings
- Richemont's joint venture interests
- Remgro Limited
- VenFin
- Richemont Foundations (employee and others)

There has been no significant change in the nature and magnitude of the Related Party arrangements during the period. Full details of related party transactions will be included in the annual consolidated financial statements.

12. Share-based payments

Unit option plan

The Group has a long-term unit-based compensation plan whereby executives are awarded options to acquire units at a pre-determined price. Awards under the unit option scheme vest over periods of three to seven years and have expiry dates, the date after which unexercised options lapse, of between five and ten years from the date of grant. During the period ended 30 September 2006, awards of 3 343 800 options (2005: 4 455 100 options) were granted at a weighted average exercise price of CHF 53.10 (2005: CHF 41.25) per unit. Options in respect of 1 518 870 units (2005: 3 498 827 units) were exercised during the period at an average exercise price of CHF 24.65 (2005: CHF 24.37) per unit.

13. Dividends

In September 2006 a dividend was paid of € 0.60 per unit (2005: € 0.50 per unit), together with a special dividend of € 0.50 per unit (2005: € 0.50 per unit).

14. Post balance sheet events

In October 2006 the Group entered into an agreement to sell an interest in a leasehold property in Europe generating a gain of € 17 million and to subsequently acquire new leasehold premises at a cost of € 21 million.

In October 2006 the Group acquired Fabrique d'Horlogerie Minerva SA, Switzerland, at a cost of € 7 million. This acquisition will have no material effect on the Group's consolidated net income and financial position.

Exchange rates

The results of the Group's subsidiaries and its associate which do not report in euros have been translated at the following average rates of exchange against the euro. The balance sheet of those subsidiaries and the associate have been translated into euros at the closing rates set out below.

Exchange rates against the Euro	**6 months to 30 Sept 2006**	6 months to 30 Sept 2005
Average		
United States dollar	**1.27**	1.24
Japanese yen	**145.93**	135.48
Swiss franc	**1.57**	1.55
Pound sterling	**0.68**	0.68
	30 September 2006	31 March 2006
Closing		
United States dollar	**1.27**	1.21
Japanese yen	**149.59**	142.77
Swiss franc	**1.59**	1.58
Pound sterling	**0.68**	0.70

Statutory Information

Shares of Compagnie Financière Richemont SA are indivisibly twinned with participation certificates issued by its wholly-owned subsidiary Richemont SA to form Richemont units. Richemont 'A' units are listed on the Swiss Stock Exchange and traded on the virt-x market (Reuters 'CFR.VX'/Bloombergs 'CFR VX'/ISIN CH0012731458) and are included in the Swiss Market Index ('SMI') of leading stocks. Depository receipts in respect of Richemont 'A' units are traded on the JSE Limited (the Johannesburg Stock Exchange) (Reuters 'RCHJ.J'/Bloombergs 'RCH SJ').

The closing price of a Richemont 'A' unit on 29 September 2006 was CHF 60.20 and the market capitalisation of the Group's 'A' units on that date was CHF 31 424 million (€ 19 764 million).

Over the preceding six months, the highest closing price of an 'A' unit was CHF 65.23 (24 April), and the lowest CHF 50.48 (8 June).

Compagnie Financière Richemont SA

Registered office:

50 chemin de la Chênaie
1293 Bellevue, Geneva
Switzerland
Tel: (+41) (0) 22 721 3500
Fax: (+41) (0) 22 721 3550

Richemont SA

Registered office:

35 Boulevard Prince Henri
L-1724 Luxembourg
Tel: (+352) 22 42 10
Fax: (+352) 22 42 19

Internet: www.richemont.com

E-mail: investor.relations@richemont.com
secretariat@richemont.com
press.office@richemont.com

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

17 November 2006

Re: Compagnie Financière Richemont AG/Richemont <u>S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)</u>

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 16 November 2006. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen [signature]
Alan Grieve


SEC MAIL
RECEIVED
PROCESSING
NOV 24 2006
WASH. D.C.
186
SECTION

Enclosures

cc: Mr Richard L Muglia

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations qui concernent le négoce de Compagnie Financière Richemont SA dans ses propres unités “A“, conformément à la recommandation de la Commission de l'OPA du 19 février 2004:

Période concernée:	**du 3 novembre 2006 au 16 novembre 2006**
Nombre d'unités “A” achetées:	**0**
Nombre d'unités “A” vendues:	**0**
Nombre net d'unités “A“ acquises depuis le début du programme de rachat (commencé le 25 février 2004):	**5’000’000**
Position nette en unités “A“ au 16 novembre 2006	**16’654’922**

Le programme de rachat courant porte sur un maximum de 10’000’000 unités “A“ (soit un maximum de 1.74 % du capital et 0.95 % des droits de vote).

Compagnie Financière Richemont SA détient des options d'achat portant sur un total de 8'424'574 d'unités "A". Des options portant sur 3'000'000 d'unités "A" peuvent être exercées entre le 10 juin 2007 et le 10 juin 2011. Les options, qui portent sur 1'706'974 unités "A", peuvent être exercées du 1er juillet 2008 au 1er juillet 2011.
Le reste des options qui portent sur 3'717'600 unités "A", peut être exercé du 8 juin 2011 au 10 juin 2015.

Date:	**le 17 novembre 2006**

Société:	Compagnie Financière Richemont SA
Personne:	Alan Grieve / Jenny McLennan
Téléphone:	041 727 23 55

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 19. Februar 2004:

Periode: **3. November 2006 bis 16. November 2006**

Anzahl der gekauften "A" Units: **0**
Anzahl der verkauften "A" Units: **0**

Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (Beginn 25. Februar 2004): **5'000'000**

Nettobestand an eigenen "A" Units per 16. November 2006: **16'654'922**

Das laufende Rückkaufprogramm umfasst maximal 10'000'000 "A" Units (oder maximal 1.74 % des Aktienkapitals und 0.95 % der Stimmrechte).

Compagnie Financière Richemont SA besitzt Kaufoptionen, die es ihr erlauben, bis zu 8'424'574 "A" Units zu kaufen. Optionen über 3'000'000 "A" Units können zwischen dem 10. Juni 2007 und dem 10. Juni 2011 ausgeübt werden. Optionen, die den Kauf von 1'706'974 "A" Units erlauben, können zwischen dem 1. Juli 2008 und dem 1. Juli 2011 ausgeübt werden. Die übrigen Optionen, die den Kauf von 3'717'600 "A" Units erlauben, können zwischen dem 8. Juni 2011 und 10. Juni 2015 ausgeübt werden.

Datum: **17. November 2006**

Gesellschaft: Compagnie Financière Richemont SA
Person: Alan Grieve / Jenny McLennan
Telefon: 041 727 23 55